                                       OMB Number: 3235-0058
                                                   Expires:  January 31, 2002
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                                                   hours per response ......2.50

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                                                   SEC File Number
                                                            0-30220
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                                                   CUSIP NUMBER

                                                             203 421 508
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One):    ( ) Form 10-K      ( ) Form 20-F   ( ) From 11-K   (X) Form 10-Q
                ( ) Form N-SAR

         For Period Ended:          June 30, 2002
                            -------------------------

         ( )     Transition Report on Form 10-K
         ( )     Transition Report on Form 20-F
         ( )     Transition Report on Form 11-K
         ( )     Transition Report on Form 10-Q
         ( )     Transition Report on Form N-SAR

         For the Transition period Ended:
                                           ------------------------------------


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Read Instruction Sheet Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

ACTIVE LINK COMMUNICATIONS, INC.
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Full Name of Registrant

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Former Name if Applicable


1840 Centre Point Drive
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Address of Principal Executive Office (Street and Number)


Naperville, Illinois 60563
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City, State and Zip Code

Part II -- Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form
               N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period.

         The independent auditor's review of the financial statements of Active Link Communications, Inc. for the quarter ended June 30, 2002 has not been completed by the due date. The Report is expected to be filed on or before the fifth calendar day following the prescribed due date.

Part IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         William D. Kelly                 (630)             955-9755
         -----------------------------------------------------------------------
         (Name)                           (Area Code)       (Telephone Number)




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(2)      Have all other periodic reports required under Section 13 or 15(d) or
         15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                [x] Yes    [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                                [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached exhibit 1.

                        ACTIVE LINK COMMUNICATIONS, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2002                    By:     /s/ WILLIAM D. KELLY
      ----------------                       -----------------------------------
                                             William D. Kelly, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION


Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                                                                       Exhibit 1


Part IV (3) Explanation

Active Link Communications, Inc. (the "Company") results have not been finalized. The Company currently expects to report net losses of approximately $1,939,000, as compared to a net loss of $540,000 for the comparable period ended June 30, 2001. Total revenue for the quarter ended June 30, 2002 is expected to be $2,511,000 compared to total revenue of $3,817,000 for the quarter ended June 30, 2001. The decrease in sales for the current period was predominately caused by supplier requirements to prepay product purchases, thereby limiting sales based upon available capital.

In addition, the Company anticipates reporting additional interest expense of approximately $994,000 related to imputed interest cost on the contingent conversion feature of convertible debt of the Company. As noted above, the anticipated interest expense is expected to have a material adverse effect upon the Company's results of operations for the quarter ended June 30, 2002, when compared to the same period of 2001.



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